November 15, 2012

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NR-28-12

QUATERRA’S JV PARTNER GRANDE PORTAGE EXTENDS
MINERALIZATION ON DEEP TRENCH AND GOAT CREEK VEINS AT
HERBERT GOLD PROJECT, ALASKA

Deep Trench vein delivers highest yet recorded assay of 428 g/t (12.5 oz/ton) over 0.71m

VANCOUVER, B.C. — Quaterra Resources Inc. today announced its joint venture partner Grande Portage Resources Ltd. has released assay results for the final three holes of its summer/fall 2012 drilling program on its Herbert gold project located approximately 25 kilometers north of Juneau, Alaska. Additionally, the Company has received new metallic screen results, some of which significantly upgrade previously reported values and are listed below.

Drilling has now delineated Deep Trench vein mineralization over a strike length of at least 400 meters. Drill hole 12H-1, an exploration step out 150 meters east of Pad G, intersected a sheared and hydrothermally altered zone over 12 meters in width that hosts gold-bearing quartz with abundant arsenopyrite, an important sulfide associated with gold mineralization. A 1.17 -meter interval within this zone averages 5.45 g/t gold. Approximately 700 meters of the Deep Trench vein along strike to the east has not yet been drilled.

Metallic screen assays from previously reported DDH 326B2, drilled on the west end of the Deep Trench vein, increase the bonanza grade intercepts by up to 17%, as shown in the table. The best intercept now contains 0.71 meters (0.38 meters true width) of 428 g/t gold (12.5 oz/ton). This intercept occurs directly below a 2011 trench which contains up to 41.2 g/t gold. Importantly, these occurrences appear to be part of the same high-grade zone or shoot which was intersected by DDH 11E-2 (8.76 meters true width of 37 g/t gold) which suggests that the high-grade shoot has a length of at least 100 meters.

Holes 12J-6 and 12J-7, drilled from Pad J to the southwest on the Goat vein, each contain narrow intervals of 3.75 to 18.25 g/t gold, and extend mineralization to the west.

The following table summarizes the new results from the last three drill holes which have been received since the last news release dated October 31, 2012, plus results from samples which had additional metallic screening work ordered:

Hole	From	To	Interval	Thickness	Au,	Au,	Au,	Au,
Name	(m)	(m)	(m)	True,(m)	Gr/t	Oz/ton	Gr/t	Oz/ton
New Holes for Nov. News Release:
12H-1	98.80	99.97	1.17	1.01	5.45	0.159
12J-6	124.39	125.16	0.77	0.55	3.75	0.110
12J-7	10.66	11.12	0.46	0.25	6.59	0.192
12J-7	54.95	55.27	0.32	0.18	18.25	0.533
Upgraded holes:							Previous values:
12F-4	18.56	21.35	2.79	n.a.	5.86	0.171	5.35	0.156
12F-4	24.29	26.31	2.02	n.a.	8.73	0.255	8.35	0.244
12O-1	91.14	96.04	4.90	4.46	9.49	0.277	9.39	0.274
12O-1	92.92	96.04	3.12	2.84	13.91	0.406	13.85	0.404
12O-4	192.05	195.25	3.20	1.44	2.52	0.073	2.37	0.069
326B2	82.46	94.08	11.58	6.14	28.41	0.829	24.37	0.712
includes:	92.28	94.08	1.80	0.95	171.98	5.022	146.35	4.274
and:	93.37	94.08	0.71	0.38	428.00	12.498	364.00	10.629
326C	73.03	77.27	4.24	2.84	4.99	0.146	4.50	0.131
326D	74.82	75.21	0.39	0.23	27.90	0.815	24.60	0.718
12O-6	119.29	126.61	7.32	5.20	6.39	0.186	6.15	0.180
12O-8	100.37	102.49	2.12	1.84	12.59	0.368	11.72	0.342
315C	55.09	68.32	13.23	6.75	4.11	0.120	4.04	0.118
includes:	59.52	65.45	5.93	3.02	6.90	0.201	6.74	0.197
12J-3	22.01	24.53	2.52	1.59	5.92	0.173	4.47	0.130
12J-3	112.28	114.33	2.05	1.29	82.95	2.422	79.41	2.319

Grande Portage is currently working on an updated NI43-101-compliant resource, scheduled for completion in the first quarter of 2013. The Company is also plotting 2013 drill site locations to be filed later this month as part of its 2013 Plan of Operation. Lastly, the Company reports that it has now completed its second full year of baseline environmental water studies which were independently carried out by Admiralty Environmental, LLC., of Juneau, Alaska.

Core logging and processing of the core for sampling and storage is done at a secure location in Juneau. Analytical testing of the core samples has been conducted by ALS Canada Ltd., with the sample preparation being done in Anchorage, AK, and analysis of the samples by the Vancouver, B.C., laboratory. Methods include metallic screening for coarse gold, fire assays, and multi-element ICP analysis.

The Herbert gold prospect is in the historic Juneau Gold Belt, formerly a world-class district with producers such the A-J and Treadwell mines and many smaller gold mines and prospects. The district has been reactivated by the reopening of Couer Alaska’s Kensington gold mine, located northwest of the Herbert gold property. Strong community support has also been demonstrated for the Green’s Creek Mine, a massive sulfide deposit containing silver, gold and zinc located in a parallel trend 20 kilometers to the west.

Grande Portage and Quaterra Resources have formed a 65/35 joint venture for the further exploration and development of the property with each party bearing their proportionate costs.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years’ experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C.C. Hawley, Ph.D., CPG, of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Lauren Stope, Manager Communications
Quaterra Resources Inc.
604-641-2746

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.